SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of March, 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

1.    On March 30, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending the Notice to it's Ordinary Shareholders Meeting to be hold on April 20th, 2004. This information will be published on the "Diario Oficial del Estado" and "El Heraldo de Chihuahua" on March 31st, 2004, and sent to the Bolsa Mexicana de Valores on March 30th, 2004. A copy of this information is attached to this report as Exhibit A.

2.    On March 30, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending the Notice to it's Special Ordinary Series "D" Shareholders Meeting to be hold on April 20th, 2004. This information will be published on the "Diario Oficial del Estado" and "El Heraldo de Chihuahua" on March 31st, 2004, and sent to the Bolsa Mexicana de Valores on March 30th, 2004. A copy of this information is attached to this report as Exhibit B.

3.    On March 30, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending the Notice to it's Special Ordinary Series "L" Shareholders Meeting to be hold on April 20th, 2004. This information will be published on the "Diario Oficial del Estado" and "El Heraldo de Chihuahua" on March 31st, 2004, and sent to the Bolsa Mexicana de Valores on March 30th, 2004. A copy of this information is attached to this report as Exhibit C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                             Jesus A. Olivas

Jesus A. Olivas

Chief Financial Officer

Date: March 30th, 2004.

EXHIBIT A

Notice to Ordinary Shareholders Meeting.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

GENERAL ORDINARY SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws, the holders of the Series B Common Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a General Ordinary Meeting which will be held on April 20, 2004 at 12:20 p.m., Chihuahua time, at Av. Carlos Pacheco #7200, Sector 26, Chihuahua, Chihuahua, Mexico, to act on the following :

A G E N D A

I.    Report of the Board of Directors on the results of operations of the Company for the period of January 1, 2003 to December 31, 2003.

II.   Financial report of the Statutory Auditor of the Company for the fiscal year ended December 31, 2003.

III.   Financial report of the Audit Committee of the Company for the fiscal year ended December 31, 2003.

IV.   Presentation and approval of Financial Statements for the fiscal year ended December 31, 2003.

V.    Application of the Net Financial Results for the fiscal year ended December 31, 2003.

VI.   Report of the Board of Directors regarding the Company's Own Stock Repurchase Reserve.

VII.  Determination of funds to be allocated to the Company's Own Stock Repurchase Reserve.

VIII. Election of members of the Board of Directors entitled to be elected by the Series B Shareholders to serve for the following year in accordance with Corporate Bylaws or until their successors are duly elected, qualified and take office; and the approval of the compensation of all members of the Board of Directors.

IX.   Ratification of all actions taken by the Board of Directors during 2003.

X.    Designation of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

XI.    Drafting, reading, and in event, approval of the minutes of the Meeting.

                                                                                                                                                                                                                    Chihuahua, Chih., March 31, 2004.

OSCAR E. ALMEIDA CHABRE

Chairman of the Board

To participate in the Meeting, Series B Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 19, 2004. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series B Share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.

EXHIBIT B

Notice to Special Ordinary Series "D" Shareholders Meeting.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

SPECIAL ORDINARY SERIES D SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws and by resolution adopted by the Board of Directors, the holders of the Series D Dividend Preference Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a Special Ordinary Meeting which will be held on April 20, 2004 at 12:00 p.m., Chihuahua time, at Av. Carlos Pacheco #7200, Sector 26, Chihuahua, Chihuahua, Mexico, to act on the following :

A G E N D A

I.    Election of the members of the Board of Directors entitled to be elected by the holders of the Series D Shares, to serve as such for the following year in accordance with the Corporate Bylaws or until their successors are duly elected, qualified and take office.

II.    Appointment of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., March 31, 2004.

OSCAR E. ALMEIDA CHABRE

Chairman of the Board

To participate in the Meeting, the Series D Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 19, 2004. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series D Share register maintained by the Company; (ii) persons who deposit Series D Shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of Series D Shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.

EXHIBIT C

Notice to Special Ordinary Series "L" Shareholders Meeting.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

SPECIAL ORDINARY SERIES L SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws and a resolution adopted by the Board of Directors, the holders of the Series L Limited Voting Stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a Special Ordinary Meeting which will be held on April 20, 2004 at 12:10 a.m., Chihuahua time, at Av. Carlos Pacheco #7200, Chihuahua, Chihuahua, Mexico, to act on the following :

A G E N D A

I.    Election of the members of the Board of Directors entitled to be elected by the holders of the Series L Shares, to serve as such for the following year in accordance with the Corporate Bylaws or until their successors are duly elected, qualified and take office.

II.    Appointment of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Chihuahua, Chih., March 31, 2004.

OSCAR E. ALMEIDA CHABRE

Chairman of the Board

To participate in the Meeting, the Series L Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on April 19, 2004. Admission cards will be issued to (i) persons appearing as shareholders of record on the Series L Share register maintained by the Company; (ii) persons who deposit Series L Shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of Series L Shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney. Note also that powers of attorney for this purpose may not be granted to any member of the Board of Directors.